                                                                    EXHIBIT 23.2

           CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The Board of Directors
iPCS, Inc.:

We consent to the use of our report dated March 31, 2004, with respect to the consolidated statements of operations, redeemable preferred stock and equity (deficiency) and cash flows of iPCS, Inc. and subsidiaries for the year ended September 30, 2002, included herein and to the reference to our firm under the headings "Summary Selected Historical Financial Data," "Selected Historical Financial Data," "Change in Independent Registered Public Accounting Firm," and "Experts" in the joint proxy statement-prospectus and registration statement as it relates to iPCS, Inc. and subsidiaries.

Our report contains an explanatory paragraph that states that the Company has sufferred recurring losses from operations, has an accumulated deficit, and is in default under provisions of its credit agreement. On February 23, 2003, the Company filed for reorganization and protection from its creditors under Chapter 11 of the United States Bankruptcy Code. All of these conditions raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty. Our report also refers to a change in the Company's method of recognizing interest expense on its senior discount notes in 2002.

/s/ KPMG LLP

Atlanta, Georgia
April 11, 2005